Exhibit 99.1

FINAL SLATE OF NOMINATIONS FOR THE POSITION OF DIRECTORS OF THE COMPANY

(A) FINAL SLATE OF NOMINATIONS FOR THE POSITION OF INDEPENDENT DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82B (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Independent Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of September 02, 2022:

•	Mr. Alexey Blagirev;
•	Mr. Alexey Ivanov;
•	Mr. Alexey Solovyev.

(B) FINAL SLATE OF NOMINATIONS FOR THE POSITION OF ELECTED DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82A (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Elected Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of September 02, 2022:

•	Mr. Andrey Protopopov;
•	Ms. Oxana Sirotinina;
•	Mr. Sergey Solonin;
•	Ms. Tatiana Zharkova.

The nomination of the aforesaid persons shall be considered and if thought fit approved by the ANNUAL GENERAL MEETING of the Company to be held on September 21, 2022, at 10:00 am (Cyprus time) at Company’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Information on the nominees for the position of the Directors of the Company

Mr. Alexey Blagirev has more than 15 years of experience holding executive positions in international companies. Mr. Blagirev is a seasoned expert in developing innovative ecosystem projects, tech products, startup hubs and accelerators, conferences, hackathons, and educational courses for digital innovation leaders and others. Mr. Blagirev served as a Deputy CEO from May 2020 to July 2022 and a Head of Technology & Investor Relations from March 2019 to April 2020 at the Sensorium. Prior to that he reached numerous accomplishments working in the banking industry primarily in the field of fintech innovations. He graduated from the Russian State University of Innovations and Business in 2006 with a degree in Information Technologies. Mr. Blagirev also holds an advanced diploma in accounting and business from the Association of Certified Chartered Accountants (ACCA UK).

Mr. Alexey Ivanov is an independent director and the chairman of the audit committee for Norilsk Nickel since June 2022 and the Chief Executive Officer of Axioma LLC since 2020. Prior to that, he was a partner at PricewaterhouseCoopers from 2004 to 2020. In 1991, Mr. Ivanov graduated from St. Petersburg State University with an honors degree in Economic Cybernetics. He qualified as a chartered accountant in 1997 and is a member of the Institute of Chartered Accountants in England & Wales (ICAEW). Since 1998, Mr. Ivanov also holds an audit certificate issued by the Ministry of Finance of the Russian Federation.

Mr. Alexey Solovyev has been working in the venture capital market for over 10 years, starting in 2011 after gaining experience in the company of Leonid Boguslavsky ru-Net (RTP Global). In 2019, after changing several С-level positions such as Managing Partner in several prominent venture capital funds, Mr. Solovyev founded the private investment company A.Partners. He is also a co-founder of AngelsDeck business angel club. Prior to starting career as a venture investor, Mr. Solovyev worked in leading IT companies such as Optima Group, IBS Group, where was responsible for M&A strategy and IPO sector, involved in the processes of deal sourcing, due diligence, portfolio business development, generation and execution of exit opportunities. Mr. Solovyev graduated from the Bauman Moscow State Technical University in 2002 with a degree in Information Technologies and studied venture investments at the Haas School of Business University of California, Berkeley (USA, California).

Mr. Andrey Protopopov has served as our director and Chief Executive Officer since June 2021. He has also served as Chief Executive Officer of Payment Services since August 2019. Previously, he served as a Head of IT and Product from June 2015 to August 2019 and a Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a master’s degree in mathematics.

Ms. Oxana Sirotinina runs the family office of Mr. Sergey Solonin. In addition, Ms. Sirotinina serves as the General Director of the LLC "BLK Group," which focuses on asset management and consultation. Ms. Sirotinina earned a degree in accounting and audit in 1997 from the All-Russian Distance-Learning Institute of Finance and Economics (now a division of Financial University under the Government of the Russian Federation). In 2004, she received an MBA from the Russian Presidential Academy of National Economy and Public Administration. Ms. Sirotinina holds a Candidate of Sciences Degree in Economics (Derzhavin Tambov State University, 2007).

Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our Chief Executive Officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. Mr. Solonin graduated from the All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Ms. Tatiana Zharkova has served as our director since August 2020. During her career she has held top positions with, among others, Inteza bank, Volkswagen Bank Rus LLC, Globex Bank, and Ak Bars Bank. From October 2017 until February 2020 Ms. Zharkova was a managing director at the Association for Development of Financial Technologies, and from February 2020 until June 2022 she was the Association's General Director. From May 2021 to December 2021 she was Chief Executive Officer of Distributed Ledger Technology LLC. Ms. Zharkova graduated from the Plekhanov Russian University of economics with a degree in finance and credit in 1995. She holds a Candidate of Sciences Degree in Economics (Council for the Study of Productive Resources (now part of Russian Foreign Trade Academy under the Ministry of Economic Development of the Russian Federation), 2015).